January 12, 2007

Syed Irfan Husain
President, Chief Executive Officer,
  Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

> Re: American Business Holdings Inc.
>   Amendment No. 8 to Registration Statement on Form SB-2
>   File No. 333-132429
>   Filed on December 29, 2006

Dear Mr. Husain:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006). You may also wish to consult the Division of Corporation Finance's Frequently Asked Questions relating to the new rules, which are available on the SEC's website at www.sec.gov.

Statement of Cash Flows, page F-5

2.   We note that you have corrected the adjustment for depreciation for the nine months ended September 30, 2005 due to a clerical error. However, we also note that net income (loss) for the nine months ended September 30, 2006 no longer agrees to the amount presented on the statement of operations. Please revise your financial statements as necessary.

Financial Statement Footnotes, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6

Concentrations of Risk, page F-8

3.   Please advise us how you determined and calculated the significance of the four major customers during the period ended September 30, 2005.

Signatures

4.   Your signature page must include a signature on behalf of the registrant and the signatures of your principal executive officer, principal financial officer, principal accounting officer, and at least the majority of your board of directors. Syed Irfan Husain has signed on behalf of the company but not on his own behalf as a director and executive officer. In addition, considering that you only have two directors, Syed Irfan Husain does not constitute a majority of the board of directors. Accordingly, it appears that Syed Idris Husain should also sign the registration statement. Please include all appropriate signatures in your next amendment.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3414 or Kristi Marrone, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert G. Frucht, Esq. (via facsimile)
       Buchanan Ingersoll & Rooney PC